Amazon.com, Inc (AMZN)
Proposal Number 14:
Linking Inclusion/Sustainability Metrics with Executive Compensation

Dear Amazon shareholders,

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Proposal Number 14 on the 2019 proxy ballot of Amazon.com, Inc (“Amazon” or “the Company”).

The resolved clause states:

Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics, including metrics regarding diversity among senior executives, into performance measures or vesting conditions that may apply to senior executives under the Company’s compensation plans or arrangements. For the purposes of this proposal, “sustainability” is defined as how environmental and social considerations, and related financial impacts, are integrated into long-term corporate strategy, and “diversity” refers to gender, racial, and ethnic diversity.

Summary:

•	Proposal Number 14 requests that the Board Compensation Committee consider integrating sustainability performance metrics — including metrics regarding diversity, inclusion and equity — among other factors evaluated in awarding executive pay.

•	We strongly urge you to vote FOR Proposal Number 14 to help drive sustainability performance and improve senior executive accountability on inclusion and equity during a time of particular challenge in our Company’s development.

Rationale for voting “FOR” Proposal Number 14

Explicitly tying business leaders’ compensation to sustainability performance is an established tool for promoting executive focus and accountability to corporate sustainability goals. Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incentivize employees to meet goals and achieve resultant benefits, and boost accountability. Evidence is mounting that outperformance on sustainability issues is correlated to financial outperformance and lower cost of capital.2

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy, and Zevin Asset Management, LLC (ZAM) will not accept proxies if sent. ZAM urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by ZAM.

2 A growing body of evidence showing clear correlations between ESG performance and financial performance.  Ernst & Young’s recent report on ESG reporting cited several studies that established significant and positive correlations between ESG or sustainability performance and financial performance, including a 2015 meta-study by Oxford University and Arabesque Asset Management that concluded that solid ESG practices were associated with better operational performance, and a study from Harvard and the London Business school that found that high-sustainability companies outperform peers in the long run on both stock price and accounting performance. (Ernst & Young, “Is your nonfinancial performance revealing the true value of your business to investors?” 2017, http://www.ey.com/gl/en/services/assurance/climate-change-and-sustainability-services/ey-nonfinancial-performance-may-influence-investors). See also Establishing Long-Term Value and Performance, Deutsche Bank Group Climate Change Advisors, June 2012, p. 38. Upon reviewing more than 100 academic studies of sustainable investing, two literature reviews and four meta-studies, the authors “arrive at our conclusion that firms with strong ESG performance may now be enjoying both financial outperformance (particularly market-based) and a lower risk as measured by the cost of equity and/or debt (both loans and bonds) capital in the short run. This theoretical anomaly – achieving higher return at lower risk – results from market inefficiencies and presents a major investment opportunity. Investors (and companies) that exploit this inefficiency will benefit from an early mover advantage that can last decades before risk-return equilibrium is established.” (Emphasis in original). Available at https://bit.ly/2uHGnVW.

2 Oliver Street, Suite 806 • Boston, MA 02109 • 617-742-6666 • www.zevin.com • invest@zevin.com

Zevin Asset Management, LLC
Shareholder Proposal Number 14 at Amazon (2019)

Amazon has not explicitly linked sustainability goals, including metrics regarding diversity and inclusion, with senior executive incentives. This is despite the fact that Amazon has taken certain steps to address environmental, social, and governance (ESG) issues. Investors seek clarity on how Amazon drives sustainability improvement and how that strategy is supported by executive accountability. Intentionally and transparently integrating sustainability into compensation performance measures would enhance Amazon’s approach.

Amazon faces serious corporate sustainability challenges which merit an enhanced approach. In the Opposing Statement to Proposal Number 14, Amazon states that it believes strongly “in integrating environmental, social, and governance considerations into our business strategy.”3 Amazon points to its recently-announced Shipment Zero initiative and certain disclosures describing human capital efforts. However, such reporting does not offer a satisfactory account of several challenges that drive significant long-term risks for Amazon. According to the research firm Sustainalytics:

Over the past three years Amazon has faced issues with both its warehouse logistics staff as well as its office IT staff. Wage and overtime disputes with Amazon’s warehouse employees have led to strikes in Germany and financial compensation claims in the US. Amazon’s office work environment has also been the subject of negative media reports. These describe an exhausting and hostile work environment, harming employees’ mental health; however, these reports have been publicly rebutted by Amazon. The company's preparedness to manage labour relations appears relatively weak, given that it does not disclose freedom of association and working conditions policies, which are considered best practice.

Amazon faced controversy in 2018 when a German media outlet reported that Amazon destroyed products, instead of recycling or reselling them. The report indicated that the company destroyed not only defective goods, but also usable ones.4

Groups of Amazon employees have also expressed vocal opposition to the company’s recent efforts to do business with polluting oil companies5 and the Pentagon6. These controversies have harmed morale as well as the company’s reputation in the media

Beyond such issues, Amazon faces especially urgent risks regarding diversity and inclusion. In the wider technology sector, underrepresented people of color hold just 9% of technical roles.7 Women hold 36% of entry-level tech jobs and just 19% of C-Suite positions.8

3 2019 Amazon Proxy Statement at page 37, https://www.sec.gov/Archives/edgar/data/1018724/000119312519102995/d667736ddef14a.htm

4 “'This Is a Huge Scandal:' Amazon Slammed for Destroying As-New and Returned Goods.” Fortune, 2018. http://fortune.com/2018/06/11/amazon-destroying-inventory-germany/

5 “Amazon workers pressure company on growing ties to oil industry.” New York Post, 2019. https://nypost.com/2019/04/11/amazon-workers-pressure-company-on-growing-ties-to-oil-industry/

6 “Microsoft, Amazon stand by military work, despite employee backlash” Fox Business, 2018. https://www.foxbusiness.com/technology/microsoft-amazon-oracle-defend-us-military-contracts

7 “Decoding Diversity: The Financial and Economic Returns to Diversity in Tech,” Intel & Dalberg, 2016, https://www.intel.com/content/www/us/en/diversity/decoding-diversity-report.html

8 “Women in the Workplace,” McKinsey & Company, 2016, https://www.mckinsey.com/business-functions/organization/our-insights/women-in-the-workplace-2016

Zevin Asset Management, LLC
Shareholder Proposal Number 14 at Amazon (2019)

The inclusion crisis in tech creates challenges for talent acquisition and retention, product development, and customer service. These human capital risks are playing out at Amazon. Bloomberg Businessweek has argued that, among the major tech companies struggling with diversity and inclusion, “Amazon is one of the bigger sinners.”9

Amazon has taken steps to address diversity and inclusion, notably by improving disclosure, improving diversity on the board of directors, and providing resources for underrepresented workers.10

However, these steps have not been enough to make meaningful progress against challenges:

•	Despite recent moves to diversify the board of directors, Amazon remains predominantly white and male, especially in leadership roles.
•	Among Amazon’s top 105 executives in 2016 (according to the most recent EEO-1 report made available), just 22 percent were women, and only one executive was an underrepresented person of color.
•	According to the above Bloomberg Businessweek report “[o]f the 10 people who report directly to Chief Executive Officer Jeff Bezos, all are white, and only one . . . is a woman.”

Clearly, Amazon’s management approach to inclusion lacks momentum and directionality. The above also reflects deep challenges of racial and gender injustice which put investor value at risk. A successful approach to inclusion is essential, particularly in the technology sector, where companies like Amazon rely on the ability to attract, promote, and retain the most talented individuals, wherever they are and whatever they look like.

Amazon stands to realize significant opportunities if it can improve its approach to diversity and inclusion:

•	McKinsey & Company research shows that companies in the top quartiles for gender and racial/ethnic diversity were more likely to have above average financial returns (“Diversity Matters,” McKinsey, 2015).
•	In a 2013 Catalyst report, diversity was positively associated with more customers, increased sales revenue, and greater relative profits.
•	In the 2016 Intel/Dalberg cited above, it was estimated that the technology sector could generate $300–$370 billion in additional annual revenue if tech companies reflected the racial diversity of the talent pool.

Proponents believe that Amazon should consider linking a portion of executive compensation to its own chosen diversity and inclusion metrics. This would demonstrate that senior executive management oversees the inclusion strategy in a way that is accountable, transparent, and oriented around success. Linking executive compensation to sustainability and diversity metrics would also improve Amazon’s chances of addressing the challenges discussed above.

However, in spite of the above challenges, our Company, without proper explanation or justification, has dismissed Proposal Number 14. Investors should know that our board’s position on Proposal Number 14 contradicts an impressive body of research and peer practice.

9 “Amazon Has a Rare Chance to Get More Diverse Fast.” Bloomberg Businessweek, 2018.

10 Amazon, Diversity Website, https://www.aboutamazon.com/working-at-amazon/diversity-and-inclusion/diversity-and-inclusion-at-amazon

Zevin Asset Management, LLC
Shareholder Proposal Number 14 at Amazon (2019)

The practice of linking executive pay to ESG performance has been gaining momentum in recent years. According to Glass Lewis, 44 percent of companies from the S&P 100 and other leading global indices linked at least some executive compensation to at least one sustainability criterion, up from 29 percent in 2010.11 In a 2013 study of the TSX 60, 57 percent were found to include sustainability measures in their annual incentive plans.12

A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them Alcoa, Unilever, PepsiCo, Walmart, and Danone. Amazon’s own tech sector peers, such as Microsoft, Intel, and IBM, have set diversity goals and begun tying parts of executive pay to such goals. At this point in time, Amazon’s state of practice lags behind these key peers, and the company risks ceding an advantage in sustainability risk management and human capital health.

According to the 2016 Glass Lewis report In-Depth: Linking Compensation to Sustainability, there is a “mounting body of research showing that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics.”

A 2012 report prepared by the United Nations Program on Responsible Investment, whose members collectively own or manage $45 trillion in AUM, stated that “the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value.” It recommended the following:

•	Companies should adopt a clear process for identifying appropriate ESG metrics that relate to sustainable shareholder returns and company strategy.

•	Companies should link appropriate ESG metrics to reward systems in such a way that they form a meaningful component of the overall remuneration framework.

•	Companies should endeavor to disclose the rationale, method, and challenges presented by the incorporation of ESG metrics into executive pay clearly and concisely.[13]

The increasing incorporation of sustainability metrics into executive pay evaluative criteria stems from the growing recognition that sustainability strategies can drive growth and enhance profitability and shareholder value.

According to the largest study of CEOs on sustainability to date (“CEO Study on Sustainability 2013,” UN Global Compact and Accenture):

•	76 percent believe embedding sustainability into the core business will drive revenue growth and new opportunities.

•	86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.[14]

11 “ESG Almost An Afterthought,” by Amanda White, Top1000funds.com at http://bit.ly/1yne5tC and “An insider’s view: why more companies should tie bonuses to sustainability,” by Hugh Welsh, The Guardian, August 11, 2014 at http://bit.ly/1kwMr8G.

12 Sustainable Pay: How TSX 60 Companies Compensate Executives for Sustainability Performance, Strandberg Consulting at http://bit.ly/1IOTIqo.

13 Integrating ESG Issues Into Executive Pay, UN PRI, June 2012 at https://www.unpri.org/governance-issues/integrating-esg-issues-into-executive-pay-a-2012-report/606.article.

14 The UN Global Compact Accenture CEO Study 2013, September 2013 at https://www.unglobalcompact.org/docs/news_events/8.1/UNGC_Accenture_CEO_Study_2013.pdf.

Zevin Asset Management, LLC
Shareholder Proposal Number 14 at Amazon (2019)

Proponents rebut the Board’s response to Proposal Number 14. The Board argues: “While it would be possible to integrate performance metrics, including sustainability metrics, into the vesting conditions that apply to executives under our compensation arrangements, we believe that our existing executive compensation arrangements tightly align senior executive compensation with Amazon’s long-term success.”15 The compensation arrangements referenced by the board are nothing more than “stock-based compensation,” which, on its own, lacks the directionality and accountability that the proponents seek. Such arrangements are no substitute for tying senior executive compensation to intentional goals, performance measures, and metrics — a practice that has proven effective across the corporate sector.

The fact remains that — amid minimal progress on inclusion and roiling controversies on a range of other environmental and social issues — our Company has not explicitly linked its material sustainability metrics with the important lever of senior executive compensation. Amazon has not acknowledged the clear investor value, market advantage, and simple good sense of establishing those links. In this sense, the Proponents believe that Amazon is missing key opportunities to drive sustainability performance, promote long-term investor value, and seize leadership in the marketplace.

Therefore, shareholders are urged to vote FOR Proposal Number 14 following the instructions provided on the Company’s proxy mailing.

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For questions regarding Amazon Proposal Number 14 regarding Linking Inclusion/Sustainability Metrics with Executive Compensation, please contact Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.

15 2019 Amazon Proxy Statement at page 38.